UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Tapestry, Inc.
(Exact name of the registrant as specified in its charter)

Maryland	1-16153	52-2242751
(State of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

10 Hudson Yards, New York, NY 10001
(Address of principal executive offices) (Zip code)

David Howard (212) 946-8400
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this Form is being submitted, and provide the period to which the information in this Form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2025.

☐ Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended.

Section 1 - Conflict Minerals Disclosure

Item 1.01
Conflict Minerals Disclosure and Report

Tapestry, Inc. (“Tapestry” or the “Company”) has filed this Form SD as required by Rule 13p-1 under the Securities Exchange Act of 1934, as amended, because, during the calendar year ended December 31, 2025, Tapestry contracted to manufacture certain products that contained “conflict minerals” necessary to their functionality or production. Conflict minerals are defined by the Securities and Exchange Commission as columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which are limited to tantalum, tin, and tungsten. Based on a reasonable country of origin inquiry, Tapestry performed additional due diligence and filed a Conflict Minerals Report.

Information concerning necessary conflict minerals from recycled or scrap sources that may be contained in Tapestry’s in-scope products is included in the Conflict Minerals Report and is incorporated in this Form SD by reference.

The Conflict Minerals Policy and related filings are publicly available at https://www.tapestry.com/investors/ under the Conflict Minerals Policy section. The information maintained or referenced on Tapestry’s or any of its brands’ websites is not incorporated by reference into this Form SD or the Conflict Minerals Report and should not be considered part of this Form SD or the Conflict Minerals Report.

Item 1.02
Exhibit

The Conflict Minerals Report described in Item 1.01 is filed as Exhibit 1.01 to this Form SD.

Section 2 – Resource Extraction Issuer Disclosure

Item 2.01
Resource Extraction Issuer Disclosure and Report

Not applicable.

Section 3 – Exhibits

Item 3.01
Exhibits

Exhibit 1.01 – Conflict Minerals Report as described in Items 1.01 and 1.02 of this Form SD, for the calendar year ended December 31, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

TAPESTRY, INC.

By:	/s/ David Howard	May 29, 2026
David Howard
Chief Legal Officer & Secretary